[CC Letterhead]
July 10, 2008
VIA EDGAR AND BY HAND
Ms. Karen J. Garnett
Mr. Duc Dang
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Cogdell Spencer Inc. Form 10-K for the year ended December 31, 2007 Filed March 17, 2008 File No. 001-32649
Dear Ms. Garnett/Mr. Dang:
     On behalf of our client, Cogdell Spencer Inc. (the “Company”), a Maryland corporation, set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated July 8, 2008 (the “July 8 Letter”), with respect to the Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) filed by the Company on March 17, 2008. The responses to the Staff’s comments are set out in the order in which the comments were set out in the July 8 Letter and are numbered accordingly.
Form 10-K for the year ended December 31, 2007
Item 2. Properties, page 30
1.	Please provide a schedule of lease expirations for each of the next 10 years, including:
•	the number of tenants whose leases will expire;

•	the net rentable square feet covered by such leases;

•	the annual rental represented by such leases; and

•	the percentage of gross annual rental represented by such leases.
Please provide this disclosure in future filings and tell us how you plan to respond.
     In response to the Staff’s comment, we confirm that the Company will disclose the requested information in future filings. By way of example, attached hereto as Schedule A is an example of the information that will be included.
2.	Please tell us if there are any tenants that occupy 10% or more of your net rentable square feet. If so, please disclose this information in future filings.

     In response to the Staff’s comment, we confirm that no tenant occupies 10% or more of the Company’s net rentable square feet.
Item 5. Market for Registrant’s Common Equity, page 34
3.	It appears that distributions paid in 2007 exceeded your funds from operations for the year. Please tell us how you funded the distribution payments for 2007 and identify the amount of total distributions that represented a return of capital versus ordinary income. Confirm that you will revise future filings to disclose similar information about your distribution payments.
     In response to the Staff’s comment, we advise the Staff that the Company funded the distribution payments for 2007 through a combination of funds from operations and its unsecured line of credit. The Company uses borrowings available under its unsecured line of credit to fund distribution payments when the timing of the Company’s cash flows available from operations is insufficient to meet distribution requirements. We note that as disclosed on page 62 of the Form 10-K, 75.7% of the distributions represented a return of capital and 24.3% represented taxable ordinary income for income tax purposes. The Company confirms that it will revise future filings to disclose similar information about its distribution payments, including under the section entitled “Market for Registrant’s Common Equity.”
Item 7. Management Discussion and Analysis, page 41
Results of Operations, page 44
4.	We note the disclosure that same property rental revenue and operating expenses increased by 2.3% and 8.4%, respectively. It appears from the noted disclosure that your expenses are increasing at a greater rate than your revenues for the same properties. A similar trend appears to apply to your total revenues and your property operating and management expenses, which increased by 21.7% and 29.5%, respectively. Please tell us and revise future filings to explain the noted trends.
     In response to the Staff’s comment, we advise the Staff that the increase in rental revenue from 2006 to 2007 was due to increased rental rates, which are generally tied to increases in the Consumer Price Index, that was partially offset by a decline in occupancy in the Company’s same-property portfolio. The increase in same-property operating costs from 2006 to 2007 was due to additional personnel that were hired to accommodate the Company’s anticipated growth.
     In further response to the Staff’s comment, we advise the Staff that the decrease in total gross margin (total revenues less total property operating and management expenses) from 2006 to 2007 was due to a decrease in same-property gross margin as discussed above and the Company’s acquisition of Consera Healthcare Real Estate, LLC (“Consera”) in September 2006. Consera provides property management services to third parties, which is generally a lower margin business than the Company’s rental business. Therefore, although the Company’s total revenues increased with the Consera acquisition, the Company’s total gross margin did not because Consera property operating and management expenses comprised a larger percentage of the Company’s total property operating and management expenses as compared to the percentage of Consera’s revenues to the Company’s total revenues.
     The Company will describe trends, if any, associated with the foregoing data in future filings, to the extent applicable.

Long-Term Liquidity Needs, page 49
5.	We note the reference to non-recurring capital expenditures in the first sentence under this heading. Please tell us whether you have any plans to renovate or improve your existing properties. If so, identify the expected cost and method of financing these expenditures. Please revise future filings to include this disclosure.
     In response to the Staff’s comment, we advise the Staff that the Company plans to renovate and improve one of its properties, Randolph Medical Park. The current expected cost of the redevelopment, which the Company expects to incur in 2008, is approximately $1.3 million. The Company currently expects to fund this redevelopment through its secured credit facility, but there can be no assurance at this time that it will not be funded from another source. The Company confirms that it will revise future filings to include the requested disclosure to the extent necessary.
5. Investments in Real Estate Partnerships, page 70
6.	Please tell us specifically how you have determined that you have the ability to exercise significant influence over the three entities whom you had an ownership interest in of 2% or less as of December 31, 2007.
     In response to the Staff’s comment, we advise the Staff that the Company, through its subsidiaries, is either the managing member or general partner of the three entities in which it had an ownership interest of 2% or less as of December 31, 2007. In addition, the Company, through its subsidiaries, is the property manager of the properties owned by each of the entities. Pursuant to AICPA Statement of Position 78-9, “Accounting for Investments in Real Estate Ventures,” paragraphs 6 and 7, the managing member or general partner is presumed to either control the entity or exercise significant influence. The Company determined that the limited partners or members have sufficient participating rights to overcome the presumption of control by the Company. As a result, the Company determined that the equity method of accounting was appropriate given its ability to exercise significant influence through the Company's managing member or general partner roles.
Amendment 1 to Form 10-K filed April 29, 2007
Item 11. Executive Compensation, page 8
Compensation Discussion and Analysis, page 8
Elements of our Executive Compensation, page 9
7.	We note that you did not award any increase in base salary to your named executive officers in 2007. Similarly, we note that you did not award any bonus or long-term incentives in 2007 to Mr. Cogdell and Mr. Spencer. If similar compensation decisions are made for 2008, please discuss the reasons that the Compensation Committee did not make these awards and how that decision was consistent with your overall compensation policy.
     In response to the Staff’s comment, we advise the Staff that the compensation committee of the Company’s board of directors (the “Compensation Committee”) is in the process of determining the compensation of named executive officers for 2008. Once the compensation arrangements for named executive officers for 2008 has been determined and approved by the Compensation Committee, the Company will provide the required disclosure in future filings, including, as applicable, the information set forth in the Staff’s comment.

8.	We note the disclosure that the base salaries are designed to be competitive with “other equity REITS and private real estate companies.” Please tell us how you determined compensation amounts paid by these other companies and identify the other companies. Also, in future filings, please revise to provide more detailed disclosure about how the elements of executive compensation were determined for each named officer.
     In response to the Staff’s comment, we advise the Staff that the compensation amounts paid by other equity REITs and private real estate companies were determined based upon the review of independent third party sources on executive compensation in the real estate industry, including the CEL & Associates Nation Real Estate Compensation and Benefits Survey and the NAREIT Compensation Survey. Comparable companies include Ventas, Healthcare REIT, Healthcare Property Investors, Healthcare Realty, National Health Properties and Medical Properties Trust. The Company confirms that it will revise future filings to provide more detailed disclosure about how the elements of executive compensation were determined for each named officer. It should be noted that Christopher Lee, a member of the Company’s board of directors and chairman of the Compensation Committee, is the President of CEL & Associates, but no fees or other consideration were paid to Mr. Lee or CEL & Associates in connection with the Compensation Committee’s review of the CEL & Associates report.
9.	Please discuss the reasons that the Compensation Committee awarded bonuses to Mr. Handy and Ms. Wilson but not Mr. Cogdell or Mr. Spencer. In this regard, please disclose and quantify the financial measures considered by the committee, as indicated on page 10 of your filing. Also, please explain the statement that the committee has not historically utilized predetermined measures in making its bonus evaluations. This statement appears to be inconsistent with the rest of the paragraph regarding annual incentive bonuses.
     In response to the Staff’s comment, we advise the Staff that Mr. Cogdell and Mr. Spencer, as owners of the Company prior to its initial public offering in 2005, received significant equity consideration in connection with the formation transactions that were consummated concurrently with the initial public offering. At that time, this fact was discussed with the Compensation Committee, and it was determined that it would be unlikely for Mr. Cogdell or Mr. Spencer to receive any bonuses in 2006 or 2007, the first two full years of the Company’s existence as a reporting company. As disclosed on pages 9 and 10 of the Company’s Annual Report on Form 10-K/A filed on April 29, 2008, the Compensation Committee has not prepared predetermined performance targets for Mr. Cogdell or Mr. Spencer and annual incentive bonuses for Mr. Cogdell and Mr. Spencer are based on an evaluation by the Compensation Committee of such executives, at its discretion. However, as disclosed on pages 9 and 10 of the Form 10-K/A, the Company’s Chief Executive Officer has prepared performance targets for each of the Company’s executive officers, other than the Chairman and the Chief Executive Officer, and these performance targets have been approved and adopted by the Compensation Committee. Mr. Handy and Ms. Wilson were awarded bonuses based on (1) their performance and the performance of their respective departments against financial measures established at the beginning of the year, and (2) subjective evaluation. Mr. Handy’s bonus was determined as follows: (i) 70% based on strategic goals, including the achievement of certain funds from operations, gross revenue and EBITDA thresholds, (ii) 10% based on department goals, including the achievement of certain G&A thresholds, and (iii) 20% based on subjective evaluation by Mr. Spencer. Ms. Wilson’s bonus was determined as follows: (i) 10% based on strategic goals, including the achievement of certain funds from operations, gross revenue and EBITDA thresholds, (ii) 60% based on department goals, including the achievement of certain property net operating income and occupancy thresholds, and (iii) 30% based on subjective evaluation by Mr. Spencer. We note the statement that the Compensation Committee “has not historically utilized predetermined measures in making its bonus evaluations” was intended to refer to only the Company’s Chairman and Chief Executive Officer and not to other named executive officers.

10.	Please tell us why you omitted the table showing Outstanding Equity Awards at Fiscal Year-End, as required by Item 402(f) of Regulation S-K. We note that you granted LTIP units in 2005 to Mr. Spencer and Mr. Handy. Similarly, we note that you omitted the Option Exercises and Stock Vested table required by Item 402(g). Please confirm that your named executive officers did not exercise options and that no stock vested during the most recent fiscal year.
     In response to the Staff’s comment, we advise the Staff that the grant of LTIP units to Mr. Spencer and Mr. Handy was disclosed in the “Summary Compensation Table” on page 12 of the Company’s Form 10-K/A filed on April 29, 2008. We confirm that the Company’s named executive officers did not exercise any options and that no stock vested during the most recent fiscal year. In further response to the Staff’s comment, we advise the Staff that the Company will include the foregoing information in a separate table entitled Outstanding Equity Awards at Fiscal Year-End in future filings, to the extent applicable.
Form 10-Q for the quarter ended March 31, 2008
3. Business and Property Acquisitions, page 11
11.	Please tell us how you determined the enterprise value of MEA Holdings, Inc. Additionally, tell us why the enterprise value of $247 million differs from the aggregate consideration paid for the merger of $226 million.
     In response to the Staff’s comment, we advise the Staff that the enterprise value of Mea Holdings, Inc. (“MEA”) was determined by the parties based on a multiple of MEA’s earnings. The difference between the enterprise value of $247 million and the aggregate consideration paid for the merger of $226 million is due to the assumption by the Company of cash in the amount of $20.5 million held by MEA prior to the merger.
     On behalf of the Company, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Andrew S. Epstein and Jacob A. Farquharson, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375).
Very truly yours,
/s/ Andrew S. Epstein
Andrew S. Epstein
Enclosures

cc:	Frank C. Spencer
Jay L. Bernstein

Schedule A
Cogdell Spencer Inc.
Lease Expirations for Leases In Place at December 31, 2007

			Percentage of Net		Percentage of	Annualized Rent
	Number of	Net Rentable	Rentable Square	Annualized	Property	Per Leased Square
	Leases Expiring	Square Feet	Feet	Rent	Annualized Rent	Foot
Available		203,346	6.6%		—	$—
2008	123	359,525	11.7%	7,529,849	11.2%	20.94
2009	116	389,669	12.6%	8,896,104	13.2%	22.83
2010	101	432,027	14.0%	9,336,337	13.8%	21.61
2011	68	273,611	8.9%	6,003,645	8.9%	21.94
2012	128	624,352	20.2%	15,940,068	23.6%	23.20	(1)
2013	28	183,772	6.0%	3,884,383	5.8%	21.14
2014	33	199,618	6.5%	4,643,517	6.9%	23.26
2015	12	41,553	1.3%	1,161,917	1.7%	27.96
2016	10	46,905	1.5%	987,669	1.5%	21.06
2017	8	70,156	2.3%	2,636,562	3.9%	37.58
Thereafter	19	258,730	8.4%	6,470,396	9.6%	25.01

Total	646	3,083,264	100.0%	$67,490,447	100.0%	$22.93	(1)

(1)	Excludes annualized rent of adjacent parking decks to Our Lady of Bellefonte and Gaston Professional Center from calculation.